

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

December 9, 2009

Rodney W. Schutt
Chief Executive Officer
Aspyra, Inc.
4360 Park Terrace Drive, Suite 220
Westlake Village, CA 91361

Re: Aspyra, Inc.
 Preliminary Revised Information Statement on Schedule 14C
 File No. 001-13268
 Filed November 23, 2009

 Amendment No. 1 to Preliminary Transaction Statement on Schedule 13E-3
 File No. 005-34708
 Filed November 23, 2009

Dear Mr. Schutt:

We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing**s**. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Please advise us as to what consideration was given to whether Mr. Bradford Peters is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include him as a filing person. For help in making this

determination, please review Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov. Please note that each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to this comment.

2. We note your disclosure that all information contained in the Schedule 13E-3 concerning any of the filing parties has been provided by such filing parties and no filing party, including Aspyra, takes responsibility for the accuracy of any information not supplied by such filing party. As each of the filing persons is a signatory to the Schedule 13E-3, the cited statement is inconsistent with the public disclosures otherwise made in the filing. Please revise to remove the apparent disclaimer that the filing parties do not bear responsibility, and thus are not subject to liability, for the disclosures made in the Schedule 13E-3.

Item 5. Past Contacts, Transaction, Negotiations and Agreements, page 2

3. We note your reference to the sections "Reasons for the Reverse Split" and "Effects of the Reverse Split on our Affiliates;" however, the referenced disclosure in the information statement does not appear to include all of the information required by Item 1005(a) or (e) of Regulation M-A. Please revise or advise us.

Schedule 14C

General

4. We note that you have already obtained the approval of the holders of 65% of the outstanding shares of common stock. Please provide support for this percentage and identify each of the shareholders who granted approvals. Please also provide us with your analysis as to how you complied with the federal proxy rules in obtaining these approvals.

5. We note that in several places throughout the document you include statements indicating that the board believes that the transaction is fair to you and your "stockholders," that you and your "stockholders are much better served" as a result of the proposed transaction and that you considered whether the transaction is fair to your "minority stockholders." Please revise your disclosure to address whether the transaction is fair to "unaffiliated" security holders as required by Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A.

6. Please revise your disclosure to minimize unnecessary repetition throughout the document where the effect is simply to lengthen the document without enhancing understanding. In this regard, please review the Summary Term Sheet and the

Questions and Answers sections together to ensure that the information disclosed in one section is not repetitive of the other. Similarly, please review the disclosure throughout the document to avoid redundant disclosure. As one example, we note that you describe the mechanics of the reverse stock split multiple times throughout the document.

Summary Term Sheet, page 3

7. In an appropriate section, please revise to include an estimate of the number of holders after the reverse stock split.

Questions and Answers Concerning the Stockholder Action Taken

Why did we choose to adopt a reverse stock split? page 6

8. It appears that the second paragraph is not responsive to the question posed regarding why you chose to adopt a reverse stock split, but rather provides information as to the mechanics of the proposed split. Please consider removing it to avoid redundant disclosure.

Who is paying the cost of this information statement …? page 6

9. This question is repeated on page 7 though the answers you have provided to the questions differ and in some instances are inconsistent. Please revise to eliminate duplication and ensure that the response provided is accurate.

How did we determine the ratio for the reverse stock split? page 6

10. We note that you refer to an "analysis of stock." Please revise to include all the information required by Item 1015 of Regulation M-A, or advise us.

Did we consider other alternative to the reverse split? page 7

11. You indicate here that the only alternative considered to the reverse split was to maintain the status quo. However, on pages 9 and 15 and elsewhere in the document that you not only considered the sale of part or all of your assets but that you are currently engaged in discussions with other companies with respect to the sale of all or part of our business. Please explain why you did not include here or in Special Factors—Purposes, Alternatives and Effects of the Reverse Split a discussion of the sale of part or all of your business in response to Item 7 of Schedule 13E-3 and Item 1013 of Regulation M-A.

Special Factors

12. Please revise to include a background section which describes each contact, meeting, or negotiation that took place regarding the reverse stock split, any alternative structures or transactions and the substance of the discussions or negotiations at each meeting. Please identify any counsel and the members of management who were present at each meeting. In addition, we note that there were discussions in the past regarding a sale; please describe any sale discussions during the past two years.

Purpose, Alternatives and Effects of the Reverse Split, page 8

13. Please describe which listing standards were not met and how Aspyra was not in compliance with the NYSE Amex Guide.

Reasons for the Reverse Split, page 8

14. Please revise your disclosure to clarify why you are seeking to undertake the going private transaction at this time as opposed to other time in the company's operating history, given that the factors you list as contributing to the decision to take the company private appear to have existed for several years since the enactment of the Sarbanes-Oxley Act. See Item 1013(c) of Regulation M-A.

15. We note your discussion of the benefits of the reverse stock split is not accompanied by a description of the detriments of the going private transaction. Please provide a comprehensive discussion of the detriments of the transaction, which should be quantified to the extent practicable. See Instruction 2 to Item 1013 of Regulation M-A.

16. You include among the factors considered by the board in approving the reverse split an anticipated savings of approximately $750,000 on an annual basis relating to costs associated with the preparation and filing of period reports with the SEC. Please provide support for this quantification.

Fairness of the Reverse Split, page 11

17. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. While we note your discussion with respect to book value, it does not appear that you have sought to explain why the consideration to be paid at the current market price is fair in relation to historical market prices, going concern value or liquidation value, especially given that the market price is currently at nearly its lowest point in the past three years. Revise the discussion to address these factors or to explain why you did not consider any particular

valuation technique. <u>See</u> Instruction 2 to Item 1014 of Regulation M-A and Question and Answer No. 20 of Exchange Act Release No. 34-17719 (April 13, 1981).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions or concerns, please contact the undersigned at 202-551-3457 or Peggy Kim, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3411.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via facsimile 212-930-9725</u>
       Jeff Cahlon, Esq.
       Sichenzia Ross Friedman Ference LLP